Exhibit 12.1
LYONDELLBASELL INDUSTRIES N.V.
STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Successor		Predecessor
	For the			For the
	Quarter			Quarter
	Ended			Ended	For the Year Ended
		May 1	January 1
		through	through
	March 31,	December 31	April 30,	March 31,	December 31,	December 31,	December 31,
Millions of dollars, except ratio data	2011	2010	2010	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$923	$1,686	$7,383	$20	$(4,283)	$(8,191)	$940
Deduct income (loss) from equity investments	58	86	84	55	(181)	38	162
Add distributions of earnings from equity investments	96	34	18	13	26	98	148

Earnings adjusted for equity investments	961	1,634	7,317	(22)	(4,076)	(8,131)	926

Fixed charges:
Interest expense, gross	163	545	713	411	1,795	2,476	353
Portion of rentals representative of interest	23	56	35	26	104	183	24

Total fixed charges before capitalized interest	186	601	748	437	1,899	2,659	377
Capitalized interest	1	2	4	5	35	13	3

Total fixed charges including capitalized interest	187	603	752	442	1,934	2,672	380

Earnings before fixed charges	$1,148	$2,237	$8,069	$420	$(2,142)	$(5,459)	$1,306

Ratio of earnings to fixed charges (a)	6.14	3.71	10.73	0.95	—	—	3.44

(a)	For the years 2009 and 2008, earnings were insufficient to cover fixed charges by $4,076 million and $8,131 million, respectively.